UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012.

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 11, 2012	By:	/S/ OSAMU HIROKADO
Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO to Turn Tower Records Japan into Subsidiary

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

June 11, 2012

NTT DOCOMO to Turn Tower Records Japan into Subsidiary

TOKYO, JAPAN, June 11, 2012 — NTT DOCOMO, INC. announced today that it will acquire additional shares in Tower Records Japan Inc. to turn the company into a subsidiary, expanding on a business alliance and capital tie-up formed in 2005.

By establishing Tower Records Japan as a subsidiary, NTT DOCOMO expects to capitalize on the envisioned growth of e-commerce triggered by the proliferation of smartphones and tablets. Value-added services will be offered to customers of both DOCOMO and Tower Records Japan by integrating DOCOMO’s customer base of more than 60 million subscribers and extensive experience with mobile portals, such as dmenu™ and i-mode™, and Tower Records Japan’s experience, proven performance and all-round know-how in the retail music and entertainment field.

(1) Purpose of acquiring additional shares

As announced in DOCOMO’s 2015 medium-term vision, “Shaping a Smart Life,” DOCOMO aims to become an integrated services company centered on mobility. The company is driving innovation by converging with various industries and services through collaboration with partners, especially in fields that offer the greatest potential for synergy with DOCOMO’s mobile businesses.

Tower Records Japan, a large-scale retailer of CDs and DVDs operating 89 stores nationwide, has created a strong brand among diverse music fans and is well respected by the music recording industry based on its proven performance. DOCOMO intends to create increased synergy between Tower Records Japan and mobile devices including smartphones, aiming to strengthen its new subsidiary’s online sales of CDs/DVDs and other e-commerce business, in addition to in-store sales. In particular, DOCOMO will focus on value-added services that leverage synergies between mobility and Tower Records Japan stores, both online and retail.

(2) Summary of additional share acquisition

Acquisition procedure: Acquisition from existing stockholders

Completion date: By mid July 2012 (planned, following necessary legal procedures with related authorities)

Capital contribution ratio after additional acquisition: 50.3% (currently 42.1%)

(3) Outline of Tower Records Japan Inc.

Name	Tower Records Japan Inc.

CEO	Ikuo Minewaki

Head office	Shibuya-ku, Tokyo, Japan

Capital	6.5 billion yen

Established	December 1981

Employees	2,160 (as of February 2012)

Business

•    Retail of music and video CDs/DVDs, books, magazines and other general merchandise at TOWER RECORDS, TOWERmini and TOWER RECORDS ONLINE.

•    Import and wholesale of music and video software.

•    Copyright management for musical compositions and other materials, and mastering musical compositions.

•    Planning, manufacturing and retail of general merchandise and clothing.

•    Planning, producing, managing and contracting events, advertisements, etc.

The amount of the additional share acquisition will not have a significant impact to our results of operation.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111